Exhibit 12.1

Exelon Generation Company, LLC

Ratio of Earnings to Fixed Charges Summary

	Years Ended December 31,					6 months Ended June 30,
	2007	2008	2009	2010	2011	2012
Pre-tax income from continuing operations	3,387	3,388	3,555	3,150	2,827	621
Plus: (Income) or loss from equity investees	(1)	1	3	—	1	79
Less: Capitalized interest	(30)	(33)	(49)	(38)	(49)	(28)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	3,356	3,356	3,509	3,112	2,779	672

Fixed charges:

Interest expensed and capitalized, amortization of debt discount and premium on all indebtness	196	170	162	191	219	177
Interest component of rental expense (a)	273	272	212	222	220	108

Total fixed charges	469	442	374	413	439	285

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	3,825	3,798	3,883	3,525	3,218	957
Ratio of earnings to fixed charges	8.2	8.6	10.4	8.5	7.3	3.4

(a)	An interest factor of 1/3 is multiplied by the rent expense as it represents a reasonable approximation of the interest factor.